Exhibit 99.1

Pfizer and BioNTech Announce Omicron-Adapted COVID-19 Vaccine Candidates Demonstrate High Immune Response Against Omicron

•Omicron-adapted monovalent candidate given as a fourth booster dose elicited a 13.5 and 19.6-fold increase in neutralizing geometric titers against Omicron BA.1 at 30 µg and 60 µg dose levels; bivalent vaccine candidate exhibited a 9.1 and 10.9-fold increase against Omicron
•Geometric mean ratios for Omicron neutralizing antibody response consistent with regulatory requirement of superiority
•Preliminary laboratory studies demonstrate both Omicron-adapted candidates neutralize Omicron BA.4 and BA.5 though to a lesser extent than they do for BA.1
•Both vaccine candidates demonstrated a favorable safety and tolerability profile similar to the Pfizer-BioNTech COVID-19 Vaccine
•Data to be discussed with regulators with goal of rapidly introducing adapted booster to address current and future variants

NEW YORK, USA and MAINZ, GERMANY, June 25, 2022 — Pfizer Inc. (NYSE: PFE, “Pfizer”) and BioNTech SE (Nasdaq: BNTX, “BioNTech”) today announced positive data evaluating the safety, tolerability, and immunogenicity of two Omicron-adapted COVID-19 vaccine candidates: one monovalent and the other bivalent, a combination of the Pfizer-BioNTech COVID-19 Vaccine and a vaccine candidate targeting the spike protein of the Omicron BA.1 variant of concern. Data from the Phase 2/3 trial found that a booster dose of both Omicron-adapted vaccine candidates elicited a substantially higher immune response against Omicron BA.1 as compared to the companies’ current COVID-19 vaccine. The robust immune response was seen across two investigational dose levels, 30 µg and 60 µg.

“As we’ve said since the early days of the pandemic, we will follow the science and adapt our own approaches as needed to help address COVID-19 as the virus evolves,” said Albert Bourla, Chairman and Chief Executive Officer, Pfizer. “Based on these data, we believe we have two very strong Omicron-adapted candidates that elicit a substantially higher immune response against Omicron than we’ve seen to date. We look forward to discussing these data with the scientific community and health authorities so we may rapidly introduce an Omicron-adapted booster as soon as possible if authorized by regulators.”

“The data show the ability of our monovalent and bivalent Omicron-adapted vaccine candidates to significantly improve variant-specific antibody neutralization responses,” said Prof. Ugur Sahin, M.D., CEO and Co-founder of BioNTech. “Omicron has newly evolving sublineages that have outcompeted BA.1 and exhibit a trend of increasing potential for immune escape. We will therefore remain vigilant and are prepared to rapidly adapt our Omicron-adapted vaccine candidates to emerging sublineages if epidemiological and laboratory data suggest.”

The Omicron adapted vaccine candidates (30 µg and 60 µg) studied in the Phase 2/3 trial in 1,234 participants 56 years of age and older elicited substantially higher neutralizing antibody responses against Omicron BA.1 when compared to the companies’ current COVID-19 vaccine. The pre-specified criterion for superiority was measured by the ratio of neutralizing geometric mean titers (GMR) with the lower bound of the 95% confidence interval >1. The geometric mean ratios (GMRs) for the monovalent 30 µg and 60 µg vaccines compared to the current COVID-19 vaccine were 2.23 (95% CI: 1.65, 3.00) and 3.15 (95% CI: 2.38, 4.16), respectively. The GMRs for the bivalent 30 µg and 60 µg vaccines compared to the current

COVID-19 vaccine were 1.56 (95% CI: 1.17, 2.08) and 1.97 (95% CI: 1.45, 2.68), respectively. The monovalent Omicron-adapted vaccine 30 µg and 60 µg achieved a lower bound 95% confidence interval for GMR of >1.5, consistent with the regulatory requirement of super superiority. Demonstration of superiority against Omicron and safety are regulatory requirements for potential emergency use authorization of a variant-adapted vaccine.

One month after administration, a booster dose of the Omicron-adapted monovalent candidates (30 µg and 60 µg) increased neutralizing geometric mean titers (GMT) against Omicron BA.1 13.5 and 19.6-fold above pre-booster dose levels, while a booster dose of the Omicron-adapted bivalent candidates conferred a 9.1 and 10.9-fold increase in neutralizing GMTs against Omicron BA.1. Both Omicron-adapted vaccine candidates were well-tolerated in participants who received one or the other Omicron-adapted vaccine.

In a SARS-CoV-2 live virus neutralization assay tested on sera from participants over 56 years of age and older, sera efficiently neutralized BA.4/BA.5 with titers approximately 3-fold lower than BA.1. Pfizer and BioNTech will continue to collect additional study data on Omicron BA.4/BA.5 over the coming weeks.

These results are being shared with the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) in advance of upcoming discussions with the FDA Vaccines and Related Biological Products Advisory Committee (VRBPAC) on June 28 and with the International Coalition of Medicines Regulatory Authorities (ICMRA) on June 30. The companies have also submitted additional data from their ongoing COVID-19 booster studies, including data on an additional dose of their current COVID-19 vaccine and Beta candidate, to further demonstrate the flexibility and potential benefit of mRNA-based vaccines.

The Pfizer-BioNTech COVID-19 Vaccine, which is based on BioNTech’s proprietary mRNA technology, was developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder in the United States, the European Union, the United Kingdom, Canada and other countries, and the holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries. Submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are planned.

U.S. Indication & Authorized Use
Pfizer-BioNTech COVID-19 Vaccine is FDA authorized under Emergency Use Authorization (EUA) for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 6 months of age and older.

Pfizer-BioNTech COVID-19 Vaccine is FDA authorized to provide:

Primary Series
•A 3-dose primary series to individuals 6 months through 4 years of age
•a 2-dose primary series to individuals 5 years of age and older
•a third primary series dose to individuals 5 years of age and older with certain kinds of immunocompromise

Booster Series
•a single booster dose to individuals 5 through 11 years of age who have completed a primary series with Pfizer-BioNTech COVID-19 Vaccine

•a first booster dose to individuals 12 years of age and older who have completed a primary series with Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA)
•a first booster dose to individuals 18 years of age and older who have completed primary vaccination with a different authorized or approved COVID-19 vaccine. The booster schedule is based on the labeling information of the vaccine used for the primary series
•a second booster dose to individuals 50 years of age and older who have received a first booster dose of any authorized or approved COVID-19 vaccine
•a second booster dose to individuals 12 years of age and older with certain kinds of immunocompromise and who have received a first booster dose of any authorized or approved COVID-19 vaccine

COMIRNATY® INDICATION
COMIRNATY® (COVID-19 Vaccine, mRNA) is a vaccine approved for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 16 years of age and older.
•COMIRNATY® is administered as a 2-dose primary series

COMIRNATY® AUTHORIZED USES
COMIRNATY® (COVID-19 Vaccine, mRNA) is FDA authorized under Emergency Use Authorization (EUA) to provide:

Primary Series
•a 2-dose primary series to individuals 12 through 15 years of age
•a third primary series dose to individuals 12 years of age and older with certain kinds of immunocompromise

Booster Dose
•a first booster dose to individuals 12 years of age and older who have completed a primary series with Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY®
•a first booster dose to individuals 18 years of age and older who have completed primary vaccination with another authorized or approved COVID-19 vaccine. The booster schedule is based on the labeling information of the vaccine used for the primary series
•a second booster dose to individuals 50 years of age and older who have received a first booster dose of any authorized or approved COVID-19 vaccine
•a second booster dose to individuals 12 years of age and older with certain kinds of immunocompromise and who have received a first booster dose of any authorized or approved COVID-19 vaccine

Emergency Use Authorization
Emergency uses of the vaccine have not been approved or licensed by FDA, but have been authorized by FDA, under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID 19) in either individuals 6 months of age and older. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner.

INTERCHANGEABILITY
FDA-approved COMIRNATY® (COVID-19 Vaccine, mRNA) and the Pfizer-BioNTech COVID-19 Vaccine FDA authorized for Emergency Use Authorization (EUA) for individuals 12 years of age and older can be used interchangeably by a vaccination provider when prepared according to their respective instructions for use.

The formulation of the Pfizer-BioNTech COVID-19 Vaccine authorized for use in individuals 6 months through 4 years of age, 5 through 11 years of age, and 12 years of age and older are different and should therefore not be used interchangeably. The Pfizer-BioNTech COVID-19 Vaccine authorized for use in children 5 through 11 years of age should not be used interchangeably with COMIRNATY® (COVID-19 Vaccine, mRNA).

IMPORTANT SAFETY INFORMATION

Tell your vaccination provider about all of the vaccine recipient’s medical conditions, including if the vaccine recipient:
•has any allergies
•has had myocarditis (inflammation of the heart muscle) or pericarditis (inflammation of the lining outside the heart)
•has a fever
•has a bleeding disorder or are on a blood thinner
•is immunocompromised or are on a medicine that affects the immune system
•is pregnant, plan to become pregnant, or are breastfeeding
•has received another COVID-19 vaccine
•has ever fainted in association with an injection
Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA) may not protect all vaccine recipients
The vaccine recipient should not receive Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA) if the vaccine recipient has had a severe allergic reaction to any of its ingredients or had a severe allergic reaction to a previous dose of Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY®
There is a remote chance that Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA) could cause a severe allergic reaction. A severe allergic reaction would usually occur within a few minutes to 1 hour after getting a dose of the vaccine. For this reason, your vaccination provider may ask you to stay at the place where the vaccine was administered for monitoring after vaccination. If the vaccine recipient experiences a severe allergic reaction, call 9-1-1 or go to the nearest hospital

Seek medical attention right away if the vaccine recipient has any of the following symptoms:
•difficulty breathing, swelling of the face and throat, a fast heartbeat, a bad rash all over the body, dizziness, and weakness
•Myocarditis (inflammation of the heart muscle) and pericarditis (inflammation of the lining outside the heart)have occurred in some people who have received the vaccine, more commonly in males under 40 years of age than among females and older males. In most of these people, symptoms began within a few days following receipt of the second dose of the vaccine. The chance of having this occur is very low

Seek medical attention right away if the vaccine recipient has any of the following symptoms after receiving the vaccine, particularly during the 2 weeks after receiving a vaccine dose:
•Chest pain
•Shortness of breath
•Feelings of having a fast-beating, fluttering, or pounding heart
•Fainting
•Unusual and persistent irritability

•Unusual and persistent poor feeding
•Unusual and persistent fatigue or lack of energy
•Persistent vomiting
•Persistent pain in the abdomen
•Unusual and persistent cool, pale skim

Fainting can happen after getting injectable vaccines, including Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA). Sometimes people who faint can fall and hurt themselves. For this reason, your vaccination provider may ask the vaccine recipient to sit or lie down for 15 minutes after receiving the vaccine

Some people with weakened immune systems may have reduced immune responses to Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA)

Additional side effects include rash, itching, hives, swelling of the face, injection site pain, tiredness, headache, muscle pain, chills, joint pain, fever, injection site swelling, injection site redness, nausea, feeling unwell, swollen lymph nodes (lymphadenopathy), decreased appetite, diarrhea, vomiting, arm pain, and fainting in association with injection of the vaccine and irritability

These may not be all the possible side effects of the vaccine. Call the vaccination provider or healthcare provider about bothersome side effects or side effects that do not go away.
•You should always ask your healthcare providers for medical advice about adverse events. Report vaccine side effects to the US Food and Drug Administration (FDA) and the Centers for Disease Control and Prevention (CDC) Vaccine Adverse Event Reporting System (VAERS). The VAERS toll-free number is 1‐800‐822‐7967 or report online to www.vaers.hhs.gov/reportevent.html. You can also report side effects to Pfizer Inc. at www.pfizersafetyreporting.com or by calling 1-800-438-1985

Click for Fact Sheets and Prescribing Information for individuals 5 years of age and older:
Recipients and Caregivers Fact Sheet (6 months through 4 years of age)
Recipients and Caregivers Fact Sheet (5 through 11 years of age)
Recipients and Caregivers Fact Sheet (12 years of age and older)
COMIRNATY® Full Prescribing Information (16 years of age and older), DILUTE BEFORE USE, Purple Cap
COMIRNATY® Full Prescribing Information (16 years of age and older), DO NOT DILUTE, Gray Cap
EUA Fact Sheet for Vaccination Providers (6 months through 4 years of age), DILUTE BEFORE USE, Maroon Cap
EUA Fact Sheet for Vaccination Providers (5 through 11 years of age), DILUTE BEFORE USE, Orange Cap
EUA Fact Sheet for Vaccination Providers (12 years of age and older), DILUTE BEFORE USE, Purple Cap
EUA Fact Sheet for Vaccination Providers (12 years of age and older), DO NOT DILUTE, Gray Cap

About Pfizer: Breakthroughs That Change Patients’ Lives At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice
The information contained in this release is as of June 25, 2022. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162b2 mRNA vaccine program, and the Pfizer-BioNTech COVID-19 Vaccine, also known as COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including a study evaluating two Omicron-adapted COVID-19 vaccine candidates: one monovalent and the other bivalent, a combination of the Pfizer-BioNTech COVID-19 Vaccine and a vaccine candidate targeting the Omicron variant of concern, planned regulatory submissions, qualitative assessments of available data, potential benefits, expectations for clinical trials, potential regulatory submissions, the anticipated timing of data readouts, regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including Phase 1/2/3 or Phase 4 data), including the data discussed in this release for BNT162b2, any monovalent or bivalent vaccine candidates or any other vaccine candidate in BNT162 program in any of our studies in pediatrics, adolescents, or adults or real world evidence, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies, in real world data studies or in larger, more diverse populations following commercialization; the ability of BNT162b2, any monovalent or bivalent vaccine candidates or any future vaccine to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when submissions to request emergency use or conditional marketing authorizations for BNT162b2 in additional populations, for a potential booster dose for BNT162b2, any monovalent or bivalent vaccine candidates or any potential future vaccines (including potential future annual boosters or re-vaccination), and/or other biologics license and/or emergency use authorization applications or amendments to any such applications may be filed in particular jurisdictions for BNT162b2, any monovalent or bivalent vaccine candidates or any other potential vaccines that may arise from the BNT162 program, including a potential variant-based, higher dose, or bivalent vaccine, and if obtained, whether or when such emergency use authorizations or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including any requested amendments to the emergency use or conditional marketing authorizations), any monovalent or bivalent vaccine candidates, or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers; the risk that demand for any products may be reduced or no longer exist which may lead to reduced revenues or excess inventory; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s formulation, dosing schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations, booster doses or potential future annual boosters or re-vaccinations or new variant-based vaccines; the risk that we may not be able to maintain or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public vaccine confidence or awareness; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer including the program to develop a COVID-19 vaccine and COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including a study evaluating two Omicron-adapted COVID-19 vaccine candidates: one monovalent and the other bivalent, a combination of the Pfizer-BioNTech COVID-19 Vaccine and a vaccine candidate targeting the Omicron variant of concern, planned regulatory submissions, qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply); our expectations regarding the potential characteristics of BNT162b2 in our clinical trials and/or in commercial use based on data observations to date; the ability of BNT162b2, any monovalent or bivalent vaccine candidates or any future vaccine, to prevent COVID-19 caused by emerging virus variants; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including Phase 1/2/3 or Phase 4 data), including the data discussed in this release for BNT162b2, any monovalent or bivalent vaccine candidates or any other vaccine candidate in BNT162 program in any of our studies in pediatrics, adolescents, or adults or real world evidence, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the expected time point for additional readouts on efficacy data of BNT162b2 in our clinical trials; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; the ability of BioNTech to supply the quantities of BNT162, any monovalent or bivalent vaccine candidates or any future vaccine, to support clinical development and market demand, including our production estimates for 2022; that demand for any products may be reduced or no longer exist which may lead to reduced revenues or excess inventory; the availability of raw materials to manufacture a vaccine; our vaccine’s formulation, dosing schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; we may not be able to successfully develop other vaccine formulations, booster doses or potential future annual boosters or re-vaccinations or new variant-based vaccines; we may not be able to maintain or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public vaccine confidence or awareness; and uncertainties regarding the impact of COVID-19 on BioNTech’s trials, business and general operations. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated

rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report as Form 20-F for the Year Ended December 31, 2021, filed with the SEC on March 30, 2022, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

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